As filed with the U.S. Securities and Exchange Commission on November 20, 2007

Registration No. 333-119135

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
Post-Effective Amendment No. 1 to
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________

(Exact name of issuer of deposited securities as specified in its charter)

Meldex International plc
(Translation of issuer's name into English)

England and Wales
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________
DEXO, LLC
5370 College Blvd., Suite 115
Overland Park, Kansas 66211
Attention: Dee Herbert, Financial Controller
 (913) 339-9688
(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466
☒ immediately upon filing
☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit	Proposed maximum aggregate offering price	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 10 ordinary shares of Meldex International plc	N/A	N/A	N/A	N/A

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Amendment to Deposit Agreement filed as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1) Name and address of Depositary	Introductory paragraph
(2) Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center
Terms of Deposit:
(i) Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
(ii) Procedure for voting, if any, the deposited securities	Paragraph (12)
(iii) Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)
(iv) Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)
(v) Sale or exercise of rights	Paragraphs (4), (5) and (10)
(vi) Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)
(vii) Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)
(viii) Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (3)
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)
(x) Limitation upon the liability of the Depositary	Paragraph (14)
(3) Fees and Charges	Paragraph (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)  Statement that Meldex International plc shall publish on its web site (www.meldexinternational.com) on an ongoing basis, or otherwise furnishes the United States Securities and Exchange Commission (the "Commission") with, certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Exchange Act. To the extent furnished to the Commission, such reports and documents may be inspected and copied at the public reference facilities maintained by the Commission located at 100 F Street, NE, Washington, DC 20549.
Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)
Form of Deposit Agreement among Meldex International plc (fka BioProgress plc), JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"). Previously filed.

(a)(2)	Form of Amendment to Deposit Agreement, including the Form of American Depositary Receipt, is filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Previously filed.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on November 20, 2007.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/Melinda L. VanLuit
Name: Melinda L. VanLuit Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Meldex International plc has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in London, England, on November 9, 2007.

Meldex International plc

By:	/s/Peter Trevillion
Name: Peter Trevillion
Title: Chief Executive Officer

Under the requirements of the Securities Act, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons on November 9, 2007, in the capacities indicated.

Signature	Title

/s/Richard Trevillion	Director, Chief Executive Officer
Richard Trevillion

/s/Peter Ibbetson	Senior Non-Executive Independent Director
Peter Ibbetson

/s/Dr. Jim Murray	Non-Executive Director
Dr. Jim Murray

Non-Executive Director
Alan Clarke FCA

/s/Steve Martin	Director, Commercial Development Officer
Steve Martin

/s/Hiral Patel	Director, Chief Financial Officer (Principal financial
Hiral Patel	and accounting officer)

/s/Dee Herbert	Authorized Representative in the United States
Dee Herbert

INDEX TO EXHIBITS

Exhibit Number

(a)(2)	Form of Amendment to Deposit Agreement.
(e)	Rule 466 Certification